Darwin Resources, Inc.
2202 N. West Shore Blvd., Suite 200
Tampa, FL 33607

May 11, 2009

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Darwin Resources, Inc. Form 8-K/A filed April 23, 2009

Ladies and Gentlemen:

Darwin Resources, Inc., acknowledges and represents:
  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any preceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Darwin Resources, Inc.

/s/ MARK RENTSCHLER

President, Chief Executive Officer